Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Annual Report on Form 40-F of Quest Rare Minerals Ltd. [the “Corporation”] of our report dated January 24, 2013 with respect to the financial statements of the Corporation as at October 31, 2012 and 2011, and November 1, 2010, and for the years ended October 31, 2012 and 2011, and our report dated January 24, 2013 with respect to the effectiveness of internal control over financial reporting as of October 31, 2012, included as Exhibit 99.1 to, and incorporated by reference in the Corporation’s Annual Report on Form 40-F.

(Signed) Ernst & Young LLP

Ernst & Young LLP

Chartered Professional Accountants

Montréal, Canada

January 24, 2013